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                U.S. SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                                FORM 4

             STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(f) of the Investment Company Act of 1940

[  ] CHECK THIS BOX IF NO LONGER
     SUBJECT OF SECTION 16. FORM 4
     OR FORM 5 OBLIGATIONS MAY
     CONTINUE. SEE INSTRUCTION 1(B).

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1. Name and Address of Reporting Person

   Infinity Investors Limited
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   (Last)               (First)                 (Middle)

   38 Hertford Street
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                                    (Street)

   London                England                W1Y 7TG
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   (City)               (State)                 (Zip)


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2. Issuer Name and Ticker or Trading Symbol

   Halstead Energy Corp. (HSNR)
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3. IRS or Social Security Number of Reporting Person (Voluntary)


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4. Statement for Month/Year

   March 1998
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5. If Amendment, Date of Original (Month/Year)

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6. Relationship of Reporting Person to Issuer
  (Check all applicable)

   [   ]   Director                     [ X ]   10% Owner
   [   ]   Officer (give title below)   [   ]   Other (specify below)
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7. Individual or Joint/Group Filing (Check Applicable Line)
   [ X ] Form filed by One Reporting Person
   [   ] Form filed by More than One Reporting Person

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

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Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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                                                                                                             6.
                                                              4.                              5.             Owner-
                                                              Securities Acquired (A) or      Amount of      ship
                                                 3.           Disposed of (D)                 Securities     Form:     7.  Nature
                                                 Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    of Indirect
                                   2.            Code         ------------------------------- Owned at End   (D) or    Beneficial
1.                                 Transaction   (Instr. 8)                   (A)             of Month       Indirect  Ownership
Title of Security                  Date          ------------     Amount      or     Price    (Instr. 3      (I)       (Instr.
(Instr. 3)                         (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) 4)
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

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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly




Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
            (e.g., puts, calls, warrants, options, convertible securities)

==================================================================================================================================
                                                                                                                   10.
                                                                                                         9.        Owner-
                                                                                                         Number    ship
                                                                                                         of        form
                 2.                                                                                      Deriv-    of
                 Conver-                    5.                                7.                         ative     Deriv-   11.
                 sion                       Number of                         Title and Amount           Secur-    ative    Nature
                 or                         Derivative    6.                  of Underlying     8.       ities     Secur-   of
                 Exer-             4.       Securities    Date                Securities        Price    Bene-     ity:     In-
                 cise     3.       Trans-   Acquired (A)  Exercisable and     (Instr. 3 and 4)  of       ficially  Direct   direct
                 Price    Trans-   action   or Disposed   Expiration Date   ------------------- Deriv-   Owned     (D) or   Bene-
1.               of       action   Code     of (D)        (Month/Day/Year)            Amount    ative    at End    In-      ficial
Title of         Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or        Secur-   of        direct   Owner-
Derivative       ative    (Month/  8)       4 and 5)      Date     Expira-            Number    ity      Month     (I)      ship
Security         Secur-   Day/     ------   ------------  Exer-    tion               of        (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)       ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares    5)       4)        4)       4)
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
Call Options                                                                Common
(right to buy)   $0.31             P          1           Immed.   (1)      Stock     1,000,000  *                 D
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


Explanation of Responses:  * The Restructuring Agreement, dated
September 24, 1997 (the "Agreement") between the issuer and the Reporting Person provides the Reporting Person with the right to acquire up to an additional 1,000,000 shares of Common Stock upon the occurrence of certain material contingencies which were previously not within the control of the Reporting Person. Effective March 2, 1998, such material contingencies occurred resulting in the Reporting Person obtaining the immediate right to acquire the option shares reported herein.

(1)  Unavailable at the time of filing.


Infinity Investors Limited*

By:  /s/ James A. Loughran                              April 6, 1998
     --------------------------------------------       -------------
      **Signature of Reporting Person                        Date



** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedures.